SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - JUNE 30, 2003	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 - NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 - 22th Floor			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901		4 – TOWN São Paulo		5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3095-2877	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3814-8977	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 - NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
4 - POST CODE 05423-901		5 – TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1706	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 55 (11) 3814-8506	14 – FAX -	15 - FAX -
16 - E-MAIL investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2003	Dec 31, 2003	2	Apr 1, 2003	Jun 30, 2003	1	Jan 1, 2003	Mar 31, 2003
9 - NAME/CORPORATE NAME OF THE AUDITOR DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - Responsible Partner Name OSMAR AURÉLIO LUJAN					12 - Responsible Partner CPF 077,222,728-43

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER June 30, 2003	2 - PRIOR QUARTER March 31, 2003	3 - SAME QUARTER PRIOR June 30, 2002
Paid in Capital
1 – Common	37,138,436	37,138,436	37,138,436
2 – Preferred	47,192,040	47,192,040	47,192,040
3 – Total	84,330,476	84,330,476	84,330,476
In Treasury Stock
4 – Common	0	0	0
5 – Preferred	1,275,842	1,161,517	922,147
6 – Total	1,275,842	1,161,517	922,147

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER National Holding
4 - ACTIVITY CODE 1170000 – Participation and Administration
5 - PRINCIPAL ACTIVITY Holdings Corporate Participation
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA (1)	Jul 21, 2003	Interest on own capital	Jul 31, 2003	Common	0.0012840000
02	RCA (1)	Jul 21, 2003	Interest on own capital	Jul 31, 2003	Preferred class A	0.0014124000
03	RCA (1)	Jul 21, 2003	Interest on own capital	Jul 31, 2003	Preferred class B	0.0012840000

1 Board of directors meeting

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE August 14, 2003	2 – SIGNATURE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly information - ITR (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries for the quarter and six-month period ended June 30, 2003, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil, which are comprised of the balance sheets, statements of income and performance report.

2. Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Company personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices adopted in Brazil and specific standards issued by the Brazilian Securities and Exchange Commission, specifically applied to the preparation of the obligatory quarterly information.

4. Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarter and six-month period ended June 30, 2003, presented in Note 20 to the quarterly information, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with accounting practices adopted in Brazil.

5. Previously, we performed special reviews on the balance sheets (Parent Company and Consolidated) as of March 31, 2003 and on the income statements (Parent Company and Consolidated) for the quarter and six-month period ended June 30, 2002, and issued reports dated May 9, 2003 and August 12, 2002, respectively, that expressed unqualified opinions.

6. These quarterly information have been translated into English for the convenience of the readers.

São Paulo, August 11, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011609/O-8	CRC No. 1 SP 160203/O-1

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEETS
(Amounts expressed in thousand of reais)
ASSETS	June 30, 2003	March 31, 2003

CURRENT ASSETS	121,661	79,783

Cash and due from banks	6,527	6,292
Demand deposits	6	10
Marketable securities	6,521	6,282
Other assets	115,134	73,491
Interest on capital receivable	97,253	72,342
Prepaid taxes	17,881	750
Deferred tax assets	-	399

LONG-TERM ASSETS	3,305	4,711

Other credits	3,305	4,711
Marketable securities	3,305	3,124
Deferred tax assets	-	1,587

PERMANENT ASSETS	4,132,443	4,049,117

Investments	4,132,443	4,049,117
Subsidiary company - local residents	4,132,443	4,049,117

TOTAL	4,257,409	4,133,611

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEETS
(Amounts expressed in thousand of reais)
LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2003	March 31, 2003

CURRENT LIABILITIES	110,886	72,415

Interest on own capital payable	91,139	72,342
Other liabilities	19,747	73
Taxes	19,747	7
Accounts payable	-	66

LONG-TERM LIABILITIES	12,817	9,006

Provisions	12,817	9,006
Provision for tax litigation	12,817	9,006

STOCKHOLDERS' EQUITY	4,133,706	4,052,190

Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,729	413,729
Revaluation reserve in subsidiary companies	-	3,070
Revenue reserves	1,698,937	1,711,166
Legal reserve	135,046	135,046
Realizable profits reserve	1,698,256	1,698,256
Special dividends reserve	36,603	36,603
Other revenue reserves	(170,968)	(158,739)
Treasury stocks	(56,682)	(50,822)
Unrealized gains and losses - marketable securities and
derivative financial instruments	(114,286)	(107,917)
Retained earnings	157,590	60,775

TOTAL	4,257,409	4,133,611

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data
	From April 1, 2003 To June 30, 2003	From January 1, 2003 To June 30, 2003	From April 1, 2002 To June 30, 2002	From January 1, 2002 To June 30, 2002

Operating income (expenses)	156,288	288,378	149,398	282,720
Personnel and other administrative expenses	(45)	(399)	(43)	(223)
Other operating income	566	1,097	382	758
Financial income	566	1,097	382	758
Other operating expenses	(5,713)	(6,210)	(276)	(645)
Financial transactions and other taxes	(5,713)	(6,210)	(276)	(645)
Equity in results of subsidiary company	161,480	293,890	149,335	282,830

OPERATING INCOME	156,288	288,378	149,398	282,720

INCOME BEFORE INCOME TAXES AND PROFIT SHARING	156,288	288,378	149,398	282,720
Provision for income tax and social contribution	(1,910)	(1,915)	-	-
Deferred tax asset	(1,987)	(1,873)	(22)	37

NET INCOME	152,391	284,590	149,376	282,757

Number of outstanding shares	83,054,633,978	83,054,633,978	83,408,329,047	83,408,329,047
Net income per 1,000 shares: R$	1.83	3.43	1.79	3.39
Net equity per 1,000 shares: R$	49.77	49.77	45.23	45.23

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The consolidated operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of the Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”) which comprise the accounts of Unibanco Holdings S.A. and its subsidiary (Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in Note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;

  tax credits calculated on temporary differences between book value and tax amounts, and on tax loss carry-forward; and

  profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories, based on the intent to negotiate, and accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the Unibanco strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders’ equity item.

  Securities held to maturity – securities that Management has the intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purpose.

  Transactions involving derivative financial instruments to meet customer needs or for the Company's own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities and (i) are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments, are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The non-effective hedge portion, when applicable, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) are recognized as “Unrealized gains and losses – marketable securities and derivative financial instruments and “Retained earnings”, so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized in up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities and Derivative Financial Statements

(a) Trading Securities

	Consolidated
Issuer/Type of Investment	Amortized cost	Fair Value
Federal government	3,075,326	3,164,771
Financial treasury bills	806,998	807,832
Treasury bills	924,062	924,275
Central bank notes	680,579	716,458
Treasury notes	663,687	716,206

Brazilian sovereign bonds	220,807	217,132

Bank debt securities	135,143	135,343
Eurobonds	76,944	77,144
Time deposits	58,199	58,199

Open mutual funds (1)	1,872,662	1,872,662

Other	174,627	192,317

Total	5,478,565	5,582,225
____________________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

	Consolidated
Issuer/Type of Investment	Amortized cost	Fair value adjustment	Fair Value
Federal government	1,708,686	(16,054)	1,692,632
Financial treasury bills	659,128	4,446	663,574
Central bank notes	597,594	3,048	600,642
Treasury notes	365,906	(59)	365,847
Other	86,058	(23,489)	62,569

Brazilian sovereign bonds	176,416	(47,650)	128,766

Corporate debt securities	2,556,459	(76,179)	2,480,280
Debentures	2,274,839	(56,501)	2,218,338
Eurobonds	175,627	(10,898)	164,729
Other	105,993	(8,780)	97,213

Bank debt securities	385,574	(6,591)	378,983
Eurobonds	260,979	(6,591)	254,388
Debentures	1,400	-	1,400
Mortgage notes	105,026	-	105,026
Time deposits	18,165	-	18,165
Other	4	-	4

Marketable equity securities	199,508	(31,056)	168,452

Open mutual funds (1)	201,623	-	201,623

Total	5,228,266	(177,530)	5,050,736
____________________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Consolidated
Maturity	Amortized cost	Fair value
Less than 3 months	694,976	695,690
Between 3 months and 1 year	698,402	676,808
Between 1 and 3 years	1,171,056	1,138,753
Between 3 and 5 years	1,391,931	1,338,600
Between 5 and 15 years	718,134	690,850
More than 15 years	137,873	137,873
No stated maturity (1)	415,894	372,162
Total	5,228,266	5,050,736
____________________________
(1)	Refers to marketable equity securities and opened mutual funds.

(c) Securities held to maturity

(i) By type:

Consolidated
Issuer/Type of Investment	Amortized cost
Federal government	4,304,921
Central bank notes	1,600,388
Treasury notes	2,687,436
Other	17,097

Brazilian sovereign bonds	473,765

Corporate debt securities	359,757
Eurobonds	359,757

Bank debt securities	44,545
Eurobonds	44,545

Total	5,182,988

The fair value of these securities was R$5,292,720 in Consolidated. The difference between amortized cost and the fair value totaled R$109,732 (gain) in Consolidated and are represented mainly to bonds issued by the Brazilian federal government.

(ii) By maturity:

Consolidated
Maturity	Amortized cost
Less than 3 months	585,258
Between 3 months and 1 year	1,235,088
Between 1 and 3 years	2,391,281
Between 3 and 5 years	804,455
Between 5 and 15 years	166,906
Total	5,182,988

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define financial ability.

(d) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

(e) Derivative Financial Instruments

Derivative financial instruments in the amount of R$509,714 are presented in Note 19.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

Consolidated
By type
Discounted loans and notes	10,285,552
Financing	8,579,016
Agricultural	764,768
Real estate loans	755,030
Credit card	2,596,225
Total lending operations	22,980,591

Leasing operations	459,076
Advances on exchange contracts (1)	1,836,969
Total leasing operations and advances on exchange contracts	2,296,045

Guarantees honored	2,333
Other receivables (2)	627,881
Total other credits	630,214

Co-obligation on credit card customer financing (3)	287,836

Total risk	26,194,686

By maturity
Past-due for more than 15 days (Note 5 (d))	1,397,118
Falling due:
Less than 3 months (4)	10,930,738
Between 3 months and 1 year	6,555,166
Between 1 and 3 years	4,825,440
More than 3 years	2,486,224
Total risk	26,194,686
____________________________
(1)	Recorded in “Other liabilities” and “Other credits” – “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated
	Value	% of distribution
Manufacturing
Basic metal industries	1,193,673	4.6
Paper, pulp, and wood products	1,137,819	4.4
Chemical and pharmaceutical	1,113,975	4.3
Food, beverages and tobacco	1,105,217	4.1
Electricity, gas and water	1,100,429	4.2
Automotive industry	666,219	2.5
Production of machines and equipment	574,762	2.2
Petroleum	485,909	1.8
Extractive	445,025	1.7
Textiles, clothing and leather goods	283,380	1.1
Electronic and communications equipment	258,214	1.0
Production of metal goods	203,429	0.8
Electric and electronic	130,028	0.5
Rubber and plastic	126,475	0.5
Other manufacturing industries	19,194	0.1
Subtotal	8,843,748	33.8
Retailers
Wholesale	1,285,814	4.9
Retail	1,143,605	4.4
Lodging and catering services	79,631	0.3
Subtotal	2,509,050	9.6
Financial service
Financial companies	208,698	0.8
Insurance companies and private pension funds	15,299	-
Subtotal	223,997	0.8
Residential construction loans	203,450	0.8
Other services
Post office and telecommunications	1,211,190	4.6
Transportation	1,079,552	4.1
Real estate services	415,026	1.6
Construction	257,717	1.0
Cultural and sports leisure activities	164,989	0.6
Health and social services	97,684	0.4
Association activities	96,439	0.4
Education	87,212	0.3
Other services	1,413,523	5.4
Subtotal	4,823,332	18.4
Agriculture, livestock, forestry and fishing	764,768	2.9
Individual
Consumer loans	5,260,087	20.1
Credit card	2,884,061	11.0
Residential mortgage loans	632,899	2.4
Lease financing	49,294	0.2
Subtotal	8,826,341	33.7
Total	26,194,686	100.0

(c) Concentration of lending, leasing and other credits:

	Consolidated
Largest clients	Value	% of the total
10 largest clients	2,381,230	9.1
50 following clients	5,114,608	19.5
100 following clients	3,590,386	13.7
Other clients	15,108,462	57.7
Total	26,194,686	100.0

(d) Components of lending, leasing and other credits by risk level:

		Consolidated
			Past-due credits
Risk Level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,035,398	-	-	9,035,398	34.5	10	-
A	0.5	8,873,333	-	-	8,873,333	33.9	72,624	0.8
B	1.0	2,227,955	127,798	253,182	2,608,935	10.0	35,056	1.3
C	3.0	2,718,157	241,402	235,775	3,195,334	12.2	120,651	3.8
D	10.0	537,312	291,955	161,940	991,207	3.8	216,201	21.8
E	30.0	109,584	74,123	118,321	302,028	1.1	99,581	33.0
F	50.0	131,162	90,947	179,892	402,001	1.5	205,709	51.2
G	70.0	38,330	42,106	111,965	192,401	0.7	137,102	71.3
H	100.0	165,143	92,863	336,043	594,049	2.3	594,049	100.0
Total		23,836,374	961,194	1,397,118	26,194,686	100.0	1,480,983
% of total risk							5.7%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The amount of renegotiated operations with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$794,131 in Consolidated. These operations relate to active portfolio and credits written off against loss, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the quarter:

Consolidated
Balance at March 31, 2003	1,458,416
Provision for loan losses	412,815
Loan charge-offs	(390,248)
Balance at June 30, 2003	1,480,983

Loan recoveries (1)	97,876
____________________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Consolidated
	Current asset	Long - term assets	Total
Receivables on guarantees honored	-	2,333	2,333
Foreign exchange portfolio	2,945,390	1,299	2,946,689
Income receivable	135,573	6,114	141,687
Negotiation and intermediation of securities	417,989	1,331	419,320
Sundry	2,565,732	3,959,040	6,524,772
Total	6,064,684	3,970,117	10,034,801

The account “Foreign exchange portfolio” includes R$2,306,840 of unsettled exchange purchases and R$588,811 of rights on foreign exchange sold, net of contracted advances.

“Other credits – negotiation and intermediation of securities” are represented, substantially, by operations with “Debtors – pending settlement” in the amount of R$403,338.

“Other credit – sundry” includes, basically, deferred tax in the amount of R$2,546,408; judicial deposits for civil and labor matters in the amount of R$1,427,879, prepaid taxes in the amount of R$452,055 and notes and credits receivables in the amount of R$555,901.

“Other credits” in the parent company relates, basically, to dividends receivable in the amount of R$97,253, from Unibanco.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

Unibanco - União de Bancos Brasileiros S.A.
Information on investment at June 30
Number of shares held (with no par value)
Common	72,995,091,491
Preferred	10,059,542,485
Participation in common stock - %	96,594
Total participation (direct) - % (1)	60,354

Stockholders’ equity	6,846,956

Capital	3,690,602

Net income for the quarter	272,491

Investment value	4,132,443

Equity in results	161,480

(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

The quotation of Unibanco shares, as of June 30, 2003, at São Paulo Stock Exchange, was R$92.00 per thousands of common shares and R$45.24 per thousands of preferred shares.

(b) Investments in associated companies

The Unibanco foreign branches and subsidiary companies exchange losses, in the amount of R$442,343 in Consolidated were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies in the second quarter of 2003, were as follow:

	Number of shares or quotas		Percentage holding (%)	Adjusted Stockholders	Adjusted net income
	Common	Preferred	Consolidated	equity	(loss)
Subsidiary companies
Unibanco AIG Seguros S.A	336,204,927	183,958,940	49.700	1,322,687	53,571
Unipart Participações Internacionais Ltd.	1,302,031	-	100.000	1,266,427	29,799
Unicard Banco Múltiplo S.A	117,629,257,620	101,832,650,091	100.000	825,161	56,423
Unibanco Representação e Participações Ltda	123,204,651	895,134	100.000	379,882	84,954
Banco Fininvest S.A	3,931	1,034	99.920	305,807	23,295
Banco Dibens S.A. (1)	4,313,047,972	-	51.001	181,975	4,589
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	137,285	3,605
Unibanco Corretora de Valores Mobiliários S.A	30,000,000	30,000,000	100.000	74,822	2,338
Interbanco S.A. (1)	18,999,793	-	99.999	55,783	4,057
Banco1.net S.A. (2)	34,077,757	-	65.934	50,695	(643)
Unibanco Asset Management – Banco de Investimento S.A	1,468,400	1,468,405	99.999	24,094	3,576
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	702,675	11,292
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	240,672	16,507
Unibanco União de Bancos Brasileiros (Luxembourg) S.A	199,999	-	99.999	176,754	2,580
Unibanco Securities Ltd.	17,770,000	-	100.000	50,620	6,575
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies
Unibanco AIG Previdência S.A	465,403	-	100.000	127,588	11,945
Unibanco AIG Saúde Seguradora S.A	20,000,000	-	100.000	34,170	1,594
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies
Unibanco Cia. de Capitalização	4,194,130	-	99.999	408,895	73,097
Unibanco Empreendimentos e Participações Ltda	201,111,880	-	100.000	215,955	1,912
Unibanco Empreendimentos Ltda	150,488,716	-	100.000	123,131	381
BWU Representação e Participações Ltda	36,133,577	93,947,299	60.000	49,109	280
Jointly controlled companies
Credicard S.A.- Administradora de Cartões de Crédito	12,937,771	-	33.333	417,917	69,715
Serasa S.A	363,690	348,855	19.120	139,703	13,244
Banco Investcred Unibanco S.A	95,284	-	49.997	130,910	6,471
Tecnologia Bancária S.A	762,277,905	-	21.432	118,503	3,919
Redecard S.A	199,990	400,000	31.943	69,127	27,828
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.499	53,225	2,195
Interchange Serviços S.A	74,999,999,998	-	25.000	27,834	(3)
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	49.998	32,278	3,584
Unibanco Rodobens Administradora de Consórcios Ltda	11,298,500	-	50.000	30,916	4,161
Associated companies
AIG Brasil Cia. de Seguros	54,213,933	-	49.999	87,610	2,908

	Consolidated equity in results adjustments	Consolidated Investments adjustments value
AIG Brasil Cia. de Seguros	1,454	43,804
Other	1,433	13,186
Total	2,887	56,990

(1) The Extraordinary General Meeting held on April 30, 2003 was increased the capital in R$37,127 issued by 1,669,664,771 common shares

(2) The Extraordinary General Meeting held on April 30, 2003 was increased the capital in R$12,000 issued by 12,083,484 common shares, subscribed capital by Unibanco.

(c) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, being the amortization for the period recognized in “Other operating expenses”. Goodwill balance shown in the consolidated financial statement and the amount amortized during the quarter were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	900,831	12,129
Fininvest	358,230	4,665
Other	152,476	6,518
Total	1,411,537	23,312

8. Fixed Assets

Consolidated
Land and building	658,302
Other fixed assets	1,237,081
Accumulated depreciation	(891,746)
Total, net	1,003,637

9. Deposits

	Consolidated
	Current	Long-term
	liabilities	liabilities	Total
Demand deposits	3,133,640	-	3,133,640
Savings deposits	5,434,731	-	5,434,731
Interbank deposits	74,943	8,635	83,578
Time deposits	6,265,185	9,050,969	15,316,154
Total	14,908,449	9,059,604	23,968,103

10.Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are readjusted using the savings deposits index, plus average interest of 17.86% per annum, and are payable up to October 18, 2004.

(b)Euronotes

Maturity	Currency	Consolidated
Less than 3 months	US$	795,180
	EUR	252,727
		1,047,907

From 3 to 12 months	US$	1,289,748
	EUR	580,166
		1,869,914

From 1 to 3 years	US$	524,610
	EUR	12,153
		536,763

From 3 to 5 years	US$	28,670

From 5 to 15 years	US$	39,271

Total		3,522,525
____________________
The average interest rate at June 30, 2003 was 5.70% per annum in Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$159,020 in Consolidated, are issued by Grand Cayman branch and are payable up to August 13, 2003, with interest at rates between 1.94% and 2.00% per annum.

(d) The other issues totaled R$60,531 in Consolidated with maturities up to July 11, 2005 and an average interest rate of 11.20% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

Foreign onlendings consist of long-term credit lines for project and trade finances and are payable up to December 15, 2011, with an average interest rate of 4.25% per annum.

12. Other Liabilities

	Consolidated
	Current liabilities	Long-term liabilities	Total
Collection of taxes and other contributions	165,772	-	165,772
Foreign exchange portfolio	1,361,548	1,299	1,362,847
Social and statutory	343,322	-	343,322
Taxes and social security	482,113	865,581	1,347,694
Negotiation and intermediation of securities	412,996	-	412,996
Accounts payable for purchase of assets	39,328	41,035	80,363
Technical provision for insurance, annuity products and retirement plans	1,033,732	2,682,398	3,716,130
Subordinated debt
Step-up subordinated callable notes	8,990	565,790	574,780
Subordinated time deposits	-	248,404	248,404
Sundry	2,252,392	2,738,357	4,990,749
Total	6,100,093	7,142,864	13,242,957

The foreign exchange portfolio includes R$657,354 of unsettled exchange and R$700,550 of obligations for exchange purchased net of advances on exchange contracts.

“Other liabilities – subordinated debt - Step-up subordinated callable notes ” were issued in April 2002 by Grand Cayman branch. The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 2007 or on each subsequent date of payment of interest. The notes bear a coupon of 9.375% per annum in the first five years and 11.79% per annum as from the fifth year.

“Other liabilities – subordinated debt - Subordinated time deposits” were issued in December 2002 by Unibanco. The deposits maturity in December 2012 and can be redeemed as from December 2007. The deposits bear 102% of interbank deposits rate.

“Other liabilities - sundry, includes, basically, provisions for personnel and administrative expenses in the amount of R$208,929, provision for labor and civil litigations in the amount of R$914,263, payments to be made to accredited establishments of credit card in the amount of R$1,335,244 and sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,772,024.

Other liabilities in the parent company refer to interest on own capital payable in the amount of R$91,139.

13. Fiscal Employee and Civil Litigations

Unibanco Holdings is defendant in legal actions relating to tax litigations. Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims.

Based on the advice of our external counsel, Unibanco Holdings and Unibanco recorded provisions to offset probable future losses, based on the success probability of the suits. Provisions recorded and respective changes in the quarter were as follows:

	Parent Company	Consolidated
Balance at March 31, 2003	9,006	1,617,296
Provision charged	3,811	197,374
Payments	-	(46,229)
Balance, end June 30, 2003	12,817	1,768,441

(a) Tax litigation

Unibanco Holdings and Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, being the provision accrued reverted when based on the opinion of legal consultant, the possibility of losses is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The press released months ago, that former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional, however Unibanco had only received the service of one of the processes in August 2003. Unibanco considers this suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

14. Stockholders’ Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	37,138,435,873	-	37,138,435,873
Preferred class A	3,843,541,338	-	3,843,541,338
Preferred class B	42,072,656,767	1,275,842,318	43,348,499,085

Total	83,054,633,978	1,275,842,318	84,330,476,296

Preferred shares class “A” have no voting rights, that have priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the amount of capital stock represented by such preferred shares. Preferred shares class “A” have a dividend 10% per annum greater per share than ordinary shares and participate in equal conditions with common shares in capital increase from monetary restatements of reserves and income. Preferred shares class “B” have no voting rights that: (i) are entitled to receive a semi-annual minimum dividend of R$0.15 per thousand shares or semi-annual priority dividend of 1.5% of stockholders’ equity; resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, each one is greater (ii) have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

In an Extraordinary Meeting Held on April 28, 2003, was approved the conversion of preferred shares class “A” in preferred class “B”, in one for one portion, in any time, at shareholder option.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 21, 2003, the Board of Directors approved the payment of interest on own capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$107,136 being R$1.284000 (R$1.091400 net of applicable tax) per 1,000 common shares and R$1.412400 (R$1.200540 net of applicable tax) per 1,000 preferred shares class “A”, R$1.284000 (R$ 1.091400 net of applicable tax) per 1,000 preferred shares class “b”, R$2.781200 (R$2.364020 net of applicable tax) per Unit and R$1.390600 (R$1.182010 net of applicable tax) per GDS. The payment of interest as from July 31, 2003. The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$36,426.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings authorized in the meeting held on February 12, 2003, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Holding’s Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

Up to June 30, 2003, 228,000,000 Unibanco preferred shares, 167,225,000 Units, and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through of “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings, acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco Holding recorded 353,675,000 preferred shares class “B” at an average price of R$47.85 per thousand shares as treasury stocks.

The fair value of treasury stocks at June 30, 2003, based on Units price at June 30, 2003 in São Paulo Stock Exchange was R$61,853.

(e) Changes in stockholders’ equity

Balance at March 31, 2003	4,052,190
Prior year adjustments (1)	(20,972)
Realization of revaluation reserve from subsidiary companies	(2,881)
Acquisition of own stocks	(5,859)
Fair value adjustments – marketable securities and derivatives	(6,369)
Net income for the quarter	152,391
Interest on own capital proposed	(34,794)
Balance at June 30, 2003	4,133,706
____________________
(1)

The prior year adjustment related to change in accounting practice on swap contracts with customers, the results of which are being recognized in accordance with maturities of the operations without fair value adjustments on swap contracts and on the associated asset operations and/or funding. Up to December 2002, also in accordance with the Brazilian Central Bank, the swap contracts were adjusted by their fair value.

(f) Conversion offer, exchange offer and global offer

At the Unibanco Holdings extraordinary shareholders' meeting held on April 28, 2003, permission was granted to convert class "A" preferred shares into class "B" preferred shares. The ratio of conversion will be one class "B" preferred share for every class "A" preferred share, at the discretion of Commerzbank Aktiengesellschaft (Commerzbank), the only stockholder that owns class "A" preferred shares.

On July 10, 2003, as the "Company Announcement" published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class "B" preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class "B" share. Units have greater liquidity than Unibanco's preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, 2003, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, 2003, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class "B" preferred shares, respectively.

Mizuho Corporate Bank, Ltd. (Mizuho) and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, 2003, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares - GDS, owned by these shareholders.

On August 4 and 8, 2003, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

15. Other Operating Income and Expenses

(a) Other operating income

Consolidated
Other financial revenues	86,593
Restatement of taxes carry - forward	29,291
Foreign exchange rate variation on other liabilities	14,397
Revenue from real estate consortium	4,007
Dividends received from other investments	935
Other	17,148
Total	152,371

(b) Other operating expense

Consolidated
Exchange rate losses on branches and subsidiaries abroad	442,343
Provision for employees and civil litigations	124,095
Amortization of goodwill on acquired companies	23,112
Expenses related to checks and billing, net	27,007
Expenses related to the sale of rights of receipt of future flow of payment order	9,655
Foreign exchange rate variation on other credits	6,397
Expenses related to real estate consortium	3,272
Other	62,570
Total	698,452

16. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when the utilizing or reversal provision.

(a) Deferred tax assets

	Parent Company
	March 31, 2003	Reversion	Realization	June 30, 2003
Allowance for lending losses	1,650	(1,650)	-	-
Tax loss and negative basis of social contribution carry-forward	336	(336)	-	-
Net deferred tax assets	1,986	(1,986)	-	-
Total assets	1,986	(1,986)	-	-

	Parent Company
	December 31, 2002	Reversion	Realization	June 30, 2003
Allowance for lending losses	1,533	(1,533)	-	-
Tax loss and negative basis of social contribution carry-forward	339	(336)	3	-
Net deferred tax assets	1,872	(1,869)	3	-
Total assets	1,872	(1,869)	3	-

	Consolidated
	March 31, 2003	Constitution	Realization	June 30, 2003
Allowance for lending losses	757,378	233,024	338,254	652,148
Other provisions not currently deductible	647,390	48,950	54,071	642,224
Tax loss and negative basis of social contribution
Carry -forward	668,742	44,917	54,925	658,734
Social contribution carry-forward (MP 2.158-35)	501,945	-	11,655	490,290
Subtotal	2,575,455	326,846	458,905	2,443,396
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	78,815	7,208	(17,159)	103,182
Deferred tax obligations	(35,499)	-	(4,168)	(31,331)
Net deferred tax assets	2,618,771	334,054	437,578	2,515,247
Total assets	2,654,270			2,546,578
Total liabilities	35,499			31,331

	Consolidated
	December 31, 2002	Constitution	Realization	June 30, 2003
Allowance for lending losses	781,614	278,386	407,852	652,148
Other provisions not currently deductible	687,023	195,294	240,093	642,734
Tax loss and negative basis of social contribution
carry-forward	658,777	68,760	68,803	658,734
Social contribution carry-forward (MP 2.158-35)	508,500	-	18,210	490,290
Subtotal	2,635,914	542,440	734,958	2,443,396
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	126,269	7,208	30,295	103,182
Deferred tax obligations	(45,512)	-	(14,181)	(31,331)
Net deferred tax assets	2,716,671	549,648	751,072	2,515,247
Total assets	2,762,183			2,546,578
Total liabilities	45,512	-		31,331

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Deferred tax expected realization at June 2003 was as follow:

	Consolidated
Social year	Social contribution (MP 2.158-35)	Other	Total
2003	5,693	444,078	449,771
2004	23,543	691,520	715,063
2005	30,065	322,710	352,775
2006	43,144	163,194	206,338
2007	59,388	106,133	165,521
2008 to 2012	283,177	164,389	447,566
2013 to 2017	45,280	61,082	106,362
Total	490,290	1,953,106	2,443,396

The present value of deferred income tax and social contribution calculated using the average tax of funding, net of tax effects, totaled R$1,939,012 in Consolidated.

(b) Income tax and social contribution expenses

	Parent Company	Consolidated
Income before income tax and social contribution, net of profit sharing	156,288	517,096
Income tax and social contribution expenses at a rate of 25% and 9%, Respectively	(53,138)	(175,813)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variations on subsidiaries abroad	54,904	(149,415)
Interest on own capital paid or (received), net	(2,475)	30,988
Deferred tax credits of prior periods	(3,966)	48,527
Permanent differences (net)	778	18,979
Income tax and social contribution for the quarter	(3,897)	(226,734)

17. Commitments and Guarantees

Consolidated
Co-obligation and risks for guarantees provided	3,988,581
Assets under management (mainly mutual investment funds)	23,024,881
Lease commitments	57,728

18. Related Party Transactions

Assets
Cash and due from banks	5
Marketable securities	9,826
Income receivable	97,253
Revenues
Other operating income	540
Expenses
Personnel and other administrative expenses	10

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

19. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers’ needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank’s Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Consolidated
	Book value	Fair value
Assets
Interbank deposits	8,330,221	8,331,288
Marketable securities	15,815,949	15,925,681
Lending operations	21,549,526	21,605,841
Derivatives, net	312,817	312,817
Liabilities
Time deposits	23,968,103	23,980,276
Resources from securities issued abroad	4,460,565	4,504,267
Subordinated debt (Note 12)	823,184	826,013
Other liabilities (Note 12)	1,772,024	1,679,524
Treasury stocks	56,682	61,853

The fair value of marketable securities was based in internal valuation model, established based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, for similar operations.

The fair value of derivatives was based in internal valuation model, established baded on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2003 in the São Paulo Stock Exchange.

(b) The current notional values and fair value of derivative financial instruments at June 30 are as follows:

	Consolidated
	Exposure notional (1)	Exposure at fair value (1) and (2)
Futures contracts	(19,942)	(19,942)
Currencies	(189,938)	(189,938)
Interbank interest rate	2,570,848	2,570,848
Exchange coupon	(2,401,453)	(2,401,453)
Index	601	601

Forward contracts	(202,294)	(202,294)
Currencies	(202,293)	(202,293)
Interbank interest rate	9,954	9,954
Fixed interest rate	(9,955)	(9,955)

Swap contracts	200,939	205,657
Currencies	(2,350,995)	(2,380,797)
Interbank interest rate	1,916,333	1,916,333
Fixed interest rate	(573,678)	(566,269)
Other	1,209,279	1,236,390

Swap contracts with daily reset	(26,271)	(26,271)
Currencies	2,755,814	2,755,814
Interbank interest rate	(2,782,085)	(2,782,085)

Option contracts
Purchased option	681,550	222,656
Purchase	632,850	211,616
Currencies	182,000	96,525
Interbank interest rate index	450,850	115,091
Sale	48,700	11,040
Interbank interest rate index	48,700	11,040
Sale option	463,500	84,686
Purchase	272,600	63,166
Currencies	128,000	51,632
Interbank interest rate index	144,600	11,534
Sale	190,900	21,520
Interbank interest rate index	190,900	21,520

(1)	Include the net of short position (long position).
(2)	For option contracts the fair value refers to the quantity of contracts multiplied by the Delta option (partial derivation of premium in relation to the spot price of the respective asset).

On June 30, 2003, there were future operation of R$4,248,311 in Consolidated, and swap operations in the amount of R$639,282 accounted for at fair value and recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized loss, net of applicable taxes of R$66,040 in Consolidated recorded in “Unrealized gains and losses - marketable securities and derivative financial instruments”. The hedge’s effectiveness as of June 30, 2003 was in conformity at the standards established by Brazilian Central Bank.

On June 30, 2003, there were swap and future contracts with notional value of R$582,733 in Consolidated, accounted for at fair value, used to hedge part of marketable securities measured at fair value, and indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes of R$30,888, recorded as a debt in “Marketable securities” and “Unrealized gains and losses – marketable securities and derivative financial instruments” and as a credit to income for the quarter. The hedge’s effectiveness as of June 30, 2003 was in conformity at the standards established by Brazilian Central Bank.

The operations above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap operations associated with funding and/or asset operations and the swap contracts contracted with subsidiary companies are recorded at current notional value and are not adjusted fair value.

(c) Notional at fair value distributed by trade location

	Consolidated
Exposure at fair value	BM&F	CETIP/Over the counter (1)	Total
Future contracts	(19,942)	-	(19,942)
Forward contracts	(1)	(202,293)	(202,294)
Swap contracts	(151,832)	357,489	205,657
Swap contracts with daily reset	(26,271)	-	(26,271)
Option contracts
Purchased position	222,656	-	222,656
Sale position	84,686	-	84,686

(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amount pledge guarantee BM&F transactions were R$488,105 in Consolidated and are represented by federal government securities.

(d) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

Consolidated
Assets
Less than 3 months	83,278
Between 3 months and 1 year	215,221
Between 1 and 3 years	186,091
Between 3 and 5 years	23,773
Between 5 and 15 years	1,351
Total	509,714
Liabilities
Less than 3 months	33,333
Between 3 months and 1 year	47,462
Between 1 and 3 years	106,869
Between 3 and 5 years	6,584
Between 5 and 15 years	2,595
Total	196,843

The amounts of receivables under the swap contracts are RS$402,195 Consolidated and the amounts of payables are RS$196,538 Consolidated. Option premium received amounts R$1,629 in Unibanco and in Consolidated and options premium paid amounts R$305 in Consolidated. The amounts receivable under term contracts are R$105,890 in Consolidated.

(e) Derivative financial instruments recorded as of balance sheet have the following maturities:

	Consolidated
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	130,744	(823,970)	785,874	(118,257)	5,667	(19,942)
Forward contracts	227,968	(472,635)	42,373	-	-	(202,294)
Swap contracts	49,945	60,545	78,968	17,189	(1,244)	205,657
Swap contracts with daily reset	(6,097)	(18,665)	(1,509)	-	-	(26,271)
Option contracts
Purchased position	96,526	126,131	-	-	-	222,656
Sale position	51,632	33,054	-	-	-	84,686

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of fluctuations in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuations in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

20. Statement of Cash Flows

	PARENTY COMPANY
	Quarter ended June 30, 2003	Six –month period ended June 30, 2003
Operating activities
Net income	152,391	284,590
Deferred taxes	1,987	1,873
Equity in results of subsidiary and associated companies	(161,480)	(293,890)
Changes in assets and liabilities
Increase in marketable securities	(420)	(1,178)
(Decrease) increase in other credits and other assets	30	(19)
Increase in other liabilities	7,488	7,906
Net cash used in operating activities	(4)	(718)

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	-	104,946
Net cash provided by investing activities	-	104,946

Financing activities
Decrease in borrowings and onlending in Brazil – Governmental agencies	-	(101)
Dividends paid	-	(104,129)
Net cash used in financing activities	-	(104,230)

Net decrease in cash and due from banks	(4)	(2)

Cash and due from banks at the beginning of the period	106	8
Cash and due from banks at the end of the period	6	6
Net decrease in cash and due from banks	(4)	(2)

	Consolidated
	Quarter ended June 30, 2003	Six –month period ended June 30, 2003

Operating activities
Net income	152,391	284,590
Fair value adjustment – Trading securities and derivatives	(29,127)	(211,575)
Provision for loan losses	412,815	696,668
Technical provisions for insurance, annuity products and retirement plans	439,228	820,091
Deferred taxes	117,521	167,242
Reversal of foreclosed assets provision	(17,567)	(15,608)
Loss on sale of foreclosed assets and fixed assets	3,395	4,626
Amortization of goodwill on subsidiaries acquired	23,312	39,758
Equity in results of subsidiary and associated companies	(2,887)	(4,862)
Loss on sale of investments	2	67
Depreciation and amortization	86,661	168,676
Minority interest	137,971	270,412
Changes in assets and liabilities
Decrease (increase) in interbank investments	(24,499)	7,174,271
Decrease in marketable securities and derivative financial instruments	2,089,869	2,344,337
Increase in Central Bank compulsory deposits	(36,383)	(33,469)
Net change in interbank and interdepartmental accounts	79,360	(40,036)
Increase in lending operations	(784,473)	(368,897)
Decrease in leasing operations	9,091	51,400
Net change in foreign exchange portfolio	(373,426)	(45,743)
Increase in other credits and other assets	(190,046)	(696,396)
Increase in other liabilities	386,431	294,220
Increase in deferred income	8,204	9,173
Net cash provided by operating activities	2,487,844	10,908,945

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	1,733	18,934
Proceeds from sale of foreclosed assets	26,179	42,414
Purchase of/capital increase on investments in subsidiary and companies	(356)	(356)
Goodwill on acquisition of subsidiary companies	8,463	11,632
Proceeds from sale of/capital decrease in subsidiary and associated Companies	52	52
Purchase of other investments	(724)	(5,751)
Proceeds from sale of other investments	1,707	1,988
Purchase of fixed assets	(40,654)	(65,498)
Proceeds from sale of fixed assets	15,744	16,323
Deferred charges	(19,257)	(64,0987)
Minority interest	(53,902)	(139,649)
Net cash used in provided by investing activities	(61,015)	(183,998)

Financing activities
Decrease in deposits	(1,198,446)	(2,011,259)
Decrease in securities sold under repurchase agreements	(561,810)	(8,487,343)
Increase (decrease) in resources from securities issued	(273,331)	745,188
Decrease in borrowings and onlending in Brazil – Governmental agencies	(712,570)	(1,132,141)
Purchase of own stocks	(5,859)	(16,923)
Dividends paid	-	(104,129)
Net cash used in financing activities	(2,752,016)	(11,066,607)

Net decrease in cash and due from banks	(325,187)	(281,660)

Cash and due from banks at the beginning of the period	1,122,016	1,078,489
Cash and due from banks at the end of the period	796,829	796,829
Net decrease in cash and due from banks	(325,187)	(281,660)

21. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most relevant Unibanco’ subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a)Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman); brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA):

Combined balance sheet
Assets
Current and long-term assets	13,748,093
Cash and due from banks	183,458
Interbank investments	1,751,409
Marketable securities	8,028,941
Interbank accounts	137,402
Lending and leasing operations	3,120,711
Other credits and other assets	526,172
Permanent assets	97,269
Total	13,845,362

Liabilities
Current and long-term liabilities	11,083,456
Deposits	1,554,806
Securities sold under repurchase agreements	498,347
Resources from securities issued	3,398,482
Interbank accounts	31,987
Borrowings and onlending in Brazil – Governmental agencies	2,756,574
Derivative financial instruments	3,490
Other liabilities	2,839,770
Deferred income	12,754
Minority interest	4
Stockholders’ equity	2,749,148
Total	13,845,362

Combined statement of income
Revenue from financial intermediation	451,240
Expenses on financial intermediation	(89,405)
Provision for lending, leasing and other credits losses	(33,339)
Salaries, benefits, training and social security and other administrative expenses	(16,477)
Other operating income (expenses)	(3,016)
Non-operating income, net	(1,032)
Profit sharing	(6)
Net income for the quarter	307,965

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet
Assets
Current and long-term assets	5,208,527
Cash and due from banks	11,294
Marketable securities	4,384,762
Other credits and other assets	812,471
Permanent assets	248,594
Total	5,457,121

Liabilities
Current and long-term liabilities	4,134,219
Other liabilities	658,760
Technical provisions for insurance and retirement plans	3,475,459
Stockholders’ equity	1,322,902
Total	5,457,121

Statement of income
Revenue from financial intermediation	168,977
Provision for lending, leasing and other credits losses	1,586
Insurance and retirement plans premiums	801,403
Changes in technical provision for insurance and retirement plans	(389,086)
Insurance claims	(187,852)
Private retirement plans benefits expenses	(159,900)
Salaries, benefits, training and social security and other administrative expenses	(60,154)
Other operating income (expenses)	(114,815)
Non-operating income, net	2,687
Income tax and social contribution	(3,527)
Profit sharing	(5,748)
Net income for the quarter	53,571

(c) Credit card companies, including the jointly controlled companies as follow: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet
Assets
Current and long-term assets	4,055,877
Cash and due from banks	4,037
Interbank investments	46,379
Marketable securities	793,086
Interbank and interdepartmental accounts	14,052
Lending operations	1,616,085
Other credits and other assets	1,582,238
Permanent assets	280,101
Total	4,335,978

Liabilities
Current and long-term liabilities	3,349,430
Deposits	746,728
Borrowings	173,535
Resources from securities issued	584,651
Interbank and interdepartmental accounts	148
Derivative financial instruments	778
Other liabilities	1,843,590
Stockholders’ equity	986,548
Total	4,335,978

Combined statement of income
Revenue from financial intermediation	295,275
Expenses on financial intermediation	(6,221)
Provision for lending, leasing and other credits losses	(102,370)
Services rendered	171,156
Salaries, benefits, training and social security and other administrative expenses	(139,884)
Other operating income (expenses)	(112,596)
Non-operating income, net	2,418
Income tax and social contribution	(21,961)
Profit sharing	(4,601)
Net income for the quarter	81,216

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet
Assets
Current and long-term assets	1,942,434
Cash and due from banks	4,170
Interbank investments	31,267
Marketable securities	233,784
Interbank and interdepartmental accounts	19,605
Lending operations	1,363,760
Other credits and other assets	289,848
Permanent assets	144,740
Total	2,087,174

Liabilities
Current and long-term liabilities	1,715,916
Deposits	1,340,519
Interbank and interdepartmental accounts	14,833
Borrowings	31,576
Derivative financial instruments	10,277
Other liabilities	318,711
Stockholders’ equity	371,258
Total	2,087,174

Combined statement of income
Revenue from financial intermediation	306,511
Expenses on financial intermediation	(77,593)
Provision for lending, leasing and other credits losses	(105,488)
Salaries, benefits, training and social security and other administrative expenses	(115,723)
Other operating income (expenses)	23,899
Non-operating income, net	(142)
Income tax and social contribution	(2,213)
Profit sharing	(2,723)
Net income for the quarter	26,528

22. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

During the quarter ended June 30, 2003, the contribution was R$480 in Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2003, Unibanco granted 849,200,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and June 16, 2009, at an average exercise price of R$90.49 per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$915,679, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$587,086 and the residual value received in advance from these lessees amounts to R$495,794, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2003, the insurance coverage on properties and other assets in use totaled in and R$1,289,327 in Consolidated.

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of Reais
ASSETS	June 30, 2003	March 31, 2003

CURRENT ASSETS	44,939,117	47,353,141

Cash and due from banks	18,562,073	19,605,554
Demand deposits	796,829	1,122,016
Interbank investments	8,319,514	8,289,534
Marketable securities and derivative financial instrument	9,445,730	10,194,004
Credits	21,096,623	22,580,968
Lending operations	16,010,809	15,804,383
Allowance for lending losses	(1,215,342)	(1,138,886)
Leasing operations	270,237	288,911
Allowance for leasing losses	(11,472)	(13,168)
Other credits	6,064,684	7,670,214
Allowance for other credits losses	(22,293)	(30,486)
Other	5,280,421	5,166,619
Interbank accounts	4,910,588	4,793,125
Interdepartmental accounts	6,857	9,643
Other assets	362,976	363,851

LONG-TERM ASSETS	17,888,007	19,306,111

Other credits	17,788,107	19,200,142
Interbank investments	10,707	16,188
Marketable securities and derivative financial instruments	6,879,933	8,339,984
Lending operations	6,969,782	6,783,959
Allowance for lending losses	(215,723)	(258,608)
Leasing operations	189,444	198,129
Allowance for leasing losses	(9,664)	(10,722)
Other credits	3,970,117	4,137,758
Allowance for other credits losses	(6,489)	(6,546)
Other	99,900	105,969
Interbank accounts	64,546	65,090
Other assets	35,354	40,879

PERMANENT ASSETS	3,281,951	3,357,927

Investments	1,615,676	1,646,880
Associated companies	56,990	55,650
Associated companies - local	48,810	47,470
Associated companies - abroad	8,180	8,180
Other investments	1,558,686	1,591,230
Goodwill to be amortized on acquisitions of subsidiaries	1,411,537	1,443,312
Other	212,879	215,264
Provision for losses	(65,730)	(67,346)
Fixed assets	1,003,637	1,027,670
Deferred charges	662,638	683,377

TOTAL	66,109,075	70,017,179

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of Reais)
LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2003	March 31, 2003

CURRENT LIABILITIES	37,340,598	40,846,471

Other	37,340,598	40,846,471
Deposits	14,908,499	15,040,753
Securities sold under repurchase agreements	5,318,723	5,880,533
Resources from securities issued	3,825,208	4,229,693
Interbank accounts	842,349	745,865
Interdepartmental accounts	472,166	411,540
Local borrowings	179,636	220,901
Foreign borrowings	3,849,392	4,153,176
Local onlendings	1,701,950	1,689,331
Foreign onlendings	61,787	21,282
Derivative financial instruments	80,795	150,362
Other liabilities	6,100,093	8,303,035

LONG-TERM LIABILITIES	21,092,762	21,649,345

Other	21,092,762	21,649,345
Deposits	9,059,604	10,125,796
Resources from securities issued	635,357	504,203
Local borrowings	960	779
Foreign borrowings	434,139	869,203
Local onlendings	3,500,427	3,477,247
Foreign onlendings	203,363	212,306
Derivative financial instruments	116,048	206,409
Other liabilities	7,142,864	6,253,402

DEFERRED INCOME	73,405	65,201

MINORITY INTEREST	3,468,604	3,403,972

STOCKHOLDERS' EQUITY	4,133,706	4,052,190
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,729	413,729
Revaluation reserve in subsidiary companies	-	3,070
Revenue reserves	1,698,937	1,711,166
Legal	135,046	135,047
Realizable profit reserve	1,698,256	1,698,255
Special dividends reserve	36,603	36,603
Other revenue reserve	(170,968)	(158,739)
Treasury stocks	(56,682)	(50,822)
Unrealized gains and losses - marketable securities and
derivative financial instruments	(114,286)	(107,917)
Retained earnings	157,590	60,775

TOTAL	66,109,075	70,017,179

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

STATEMENTS OF INCOME Amounts expressed in thousands of Reais, except per share data
	From April 1, 2003 To June 30, 2003	From January 1, 2003 To June 30, 2003	From April 1, 2002 To June 30, 2002	From January 1, 2002 To June 30, 2002

REVENUES	2,525,373	5,570,369	3,486,701	6,099,109
Lending operations	1,805,632	3,575,783	2,087,483	3,772,200
Leasing operations	17,693	40,341	42,617	73,050
Marketable securities	(108,854)	972,546	1,927,146	2,642,517
Derivative financial instruments	648,970	600,270	(629,874)	(499,527)
Foreign exchange transactions	27,427	95,058	33,921	67,862
Compulsory deposits	134,505	286,371	25,408	43,007
EXPENSES	(808,735)	(2,504,018)	(3,035,748)	(4,575,677)
Deposits and securities sold	(314,453)	(1,556,213)	(2,128,118)	(3,094,930)
Borrowings and onlendings	(81,467)	(251,137)	(294,826)	(450,680)
Provision for lending, leasing and other credits losses	(412,815)	(696,668)	(612,804)	(1,030,067)
GROSS PROFIT	1,716,638	3,066,351	450,953	1,523,432
OTHER OPERATING INCOME (EXPENSES)	1,716,638	3,066,351	450,953	1,523,432
OPERATING INCOME (EXPENSES)	(1,159,936)	(2,050,718)	(142,515)	(842,872)
OTHER OPERATING INCOME	1,731,875	3,198,715	1,774,545	2,963,806
Services rendered	712,049	1,368,962	635,698	1,233,689
Insurance, capitalization premiums and retirement plans premiums	867,455	1,571,947	506,279	1,029,557
Other operating income	152,371	257,806	632,568	700,560
OTHER OPERATING EXPENSES	(2,894,698)	(5,254,295)	(1,904,142)	(3,777,792)
Changes in technical provisions for insurance, capitalization and retirement plans premiums	(439,228)	(820,091)	(140,130)	(312,475)
Insurance claims	(187,852)	(394,046)	(186,046)	(351,844)
Private retirement plans benefits expenses	(159,900)	(261,996)	(96,991)	(198,431)
Selling, other insurance and private retirement plans expenses	(84,835)	(132,253)	(36,219)	(73,652)
Credit card selling expenses	(56,371)	(109,198)	(55,432)	(111,896)
Salaries, benefits, training and social security	(421,261)	(821,389)	(403,382)	(801,123)
Other administrative expenses	(677,448)	(1,339,788)	(638,039)	(1,256,491)
Financial transaction an other taxes	(169,351)	(327,246)	(145,990)	(310,209)
Other operating expenses	(698,452)	(1,048,288)	(201,913)	(361,671)
Equity in results of associated companies	2,887	4,862	(12,918)	(10,886)
OPERATING INCOME	556,702	1,015,633	308,438	698,560
NON-OPERATING INCOME	6,241	15,780	(1,594)	(7,079)
Revenues	23,689	41,751	60,349	71,809
Expenses	(17,448)	(25,971)	(61,943)	(78,888)
INCOME BEFORE TAXES AND PROFIT SHARING	562,943	1,031,413	306,844	691,481
INCOME TAX AND SOCIAL CONTRIBUTION	(226,734)	(374,932)	28,567	(49,186)
Provision for income tax	(79,079)	(153,177)	(61,799)	(161,228)
Deferred for social contribution	(30,134)	(54,513)	(34,964)	(62,366)
Deferred tax asset	(117,521)	(167,242)	125,330	174,408
PROFIT SHARING/STATUTORY CONTRIBUTIONS	(45,847)	(101,479)	(43,619)	(100,971)
PROFIT SHARING	(45,847)	(101,479)	(43,619)	(100,971)
Management	(3,425)	(7,958)	(3,008)	(5,554)
Employees	(42,422)	(93,521)	(40,611)	(95,417)
MINORITY INTEREST	(137,971)	(270,412)	(142,416)	(258,567)
NET INCOME FOR THE PERIOD	152,391	284,590	149,376	282,757

Number of outstanding shares	83,054,633,978	83,054,633,978	83,408,329,047	83,408,329,047
Net income per 1,000 shares: R$	1.83	3.43	1.79	3.39
Net equity per 1,000 shares: R$	49.77	49.77	45.23	45.23

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The second quarter of the year showed some progress in the economic area, despite the contraction in demand. Country risk perception, as measured by the EMBI+ index, dropped even further, having reached 700 to 800 basis points towards the end of the first half of 2003, which led the foreign exchange rate to stabilize at R$ 2.872/US$.

Primary surplus up to June 2003 reached R$40 billion, above the target of R$34.5 billion for the first half-year period. Public debt reached 55.4% of GDP, almost 2% below the end of 2002 figure. Furthermore, the trade balance posted US$10.4 billion surplus for the first half of the year, bringing the accumulated figure for the last 12 months to US$ 21 billion, the country’s highest ever. Current account deficit was eliminated.

Inflation lost steam during the course of the second quarter. Average monthly inflation for this period was approximately 0.5%, vs. 1.7% per month over the first quarter of this year and 2.2% in the last quarter of 2002.

The drop in current inflation, as well as in the expectation for future inflation, allowed a reduction in interest rates starting in June. Moreover, as the market began anticipating a reduction in overnight interest rates, future interest rates (which had been pointing to a 29-30% a year rate at the beginning of 2003) moved to a projected annual interest rate of approximately 20% at the beginning of the second half of the year. This process of interest rate reduction might be an early indicator of a recovery of the level of activity in the economy.

The statistics available at the end of the first half of 2003 still show a gloomy economy. In June, seasonally adjusted industrial production was 3.6% below the level posted at the end of 2002 and 2.6% lower than March. Figures as of June, as an example, posted a credit growth of only 0.7% vs. December 2002 figures. Total credit as a percentage of GDP stood at 24.7%, in June, higher than the 24.3% of GDP reached in December 2002. As the economy recovers, driven by declining interest rates and lower compulsory deposits, we expect to see higher credit levels than those posted recently.

Operating Performance

Since Unibanco Holdings S.A’s equity is substantially invested in Unibanco - União de Bancos Brasileiros S.A., we provide below significant information on that Bank’s performance:

Unibanco Holdings S.A.

Earnings and stockholders’ equity

Net income of Unibanco Holdings S.A. for the second quarter of 2003 reached R$152 million. Earnings per 1,000 shares was R$1.83, considering the average outstanding shares for the periods. The annualized return on average stockholders was 15.75% for the second quarter of 2003. The stockholders’ equity reached R$4,134 million at June 30, 2003 and the book value per 1,000 shares was R$49.77.

Unibanco – União de Bancos Brasileiros S.A.

Net Income and Stockholders’ Equity

Operating income in the first half of 2003 amounted to R$1,023 million, reflecting a 45.7% growth compared to the first half of 2002. The main drivers of this growth were higher service revenues, administrative expenses under control, lower expense with provision for loan losses, and a more efficient hedging strategy on investments abroad. Operating income for the quarter reached R$565 million, up 23.4% and 81.7% compared to the first quarter of 2003 and the second quarter of 2002, respectively.

The first half of 2003 net income was also influenced by the increase in the expenses with provision for income taxes and social contribution. Losses resulting from the foreign exchange rate fluctuation on investments abroad, led by the 14.3% US dollar devaluation in the second quarter of 2003, are non-deductible, whereas gains from hedging are taxable. However, it is important to note that the final income tax and social contribution expense figures will be defined based on the year-end foreign exchange rate.

The second quarter of 2003 net income stood at R$273 million, 25.2% higher than previous quarter. The first half of 2003 net income reached R$491 million, a 3.4% growth year to year. Earnings per 1,000 of shares was R$1.98 for the second quarter of 2003 and R$3.56 for the first half of 2003, considering the average outstanding shares for the periods.

On July 21, 2003, the Board of Directors approved the payment interest on capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$195,747, being R$1.361100 (R$1.156935 net of applicable tax) per 1,000 common shares and R$1.497200 (R$1.272620 net of applicable tax) per 1,000 preferred shares.The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$66,544. The payment of interest on own capital was made as of July 31, 2003 and corresponding, net of applicable tax, to 35.68% of the net income for the six-month period, after constitution of legal reserve.

The Unit had interest on capital of R$2.781200 (R$2.364020 net of applicable tax) per 1,000 Units being R$1.284000 (R$1.091400 net of applicable tax) from Holdings and R$1.497200 (R$1.272620 net of applicable tax) from Unibanco. For each GDS there were interest on capital of R$1.390600 (R$1.182010 net of applicable tax).

The annualized return on average stockholders was 17.1% for the second quarter of 2003 compared to the 13.8% for the first quarter of 2003. The annualized return on average stockholders for the first half of 2003 was 15.2% compared to 16.2% for the same period of 2002. The annualized return on average assets was1.6% for the second quarter of 2003 and 1.4% for the first quarter of 2003.

Assets

Unibanco’s consolidated total assets reached R$66,091 million on June 30, 2003, representing a decrease of 5.6% for the quarter, and a growth of 4.3% year to year. Of this total, R$25,907 million were loans, R$16,326 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$8,330 million were interbank investments.

Loan Portfolio

In June 2003, the consolidated loan portfolio stood at R$26,195 million, an increase of 0.8% in the last 3 months and a decrease of 1.3% when compared to June 2002.

The Retail portfolio, including insurance, grew by 2.1% when compared to March 2003 and rose 3.3% vs. December 2002. Since Retail loans are not indexed to foreign currency, they were not affected by the fluctuation in the exchange rate. The loan portfolio from the credit card business grew by 10.0% quarter to quarter, higher than the 7.6% industry growth in the same period. The 5.4% drop year to year, was primarily due to a more prudent credit policy at Fininvest and the transferring of a portfolio from a Credicard affiliate.

The credit portfolio in the Wholesale segment, including Private Banking, posted a drop of 5.6% relative to the previous year. Credit operations not pegged to the US dollar rose by 3.3% during the same period, largely because of the growth in working capital and BNDES/Finame onlending portfolios, despite the appreciation of the real. The Wholesale portfolio for the quarter remained stable as the working capital loan portfolio posted an increase of 11.0%.

Up to December 2002, companies with revenues between R$25 million to R$80 million were classified as mid-sized. As of March 2003, this segment started to include companies with annual revenues falling between R$40 million and R$150 million. Overall, the large and middle market corporations portfolio remained stable, largely due to, on one side, the appreciation of the real and, on the other side, the poor credit demand.

Allowance for Loan Losses

As of June 30, 2003, the balance for the consolidated allowance for loan losses totaled R$1,481 million, representing 5.7% of the portfolio.

This allowance was composed of:

  R$566 million or 38.2% of the total, according to Resolution 2682, related to overdue credits;

  R$720 million or 48.6% of the total, according to risk parameters of Resolution 2682, related to falling due credit ;

  R$195 million, based on more conservative percentages than those required by the Regulatory Authority.

In June 2003, the balance of allowance for loan losses over the loan portfolio classified from E to H with past-due installments was 141.6% improving from 135.9% figure of June 2002.

As a result of the 2002 devaluation of the real, it became necessary to increase provisions, mainly for loans pegged to the US dollar. In 2003, with the appreciation of Brazil’s currency, the dollar indexed loan portfolio’s risk diminished and consequently the required provision.

Provisions for Loan Losses

Provisions for loan losses posted a drop of 32.3% in the first half of 2003 when compared to the same period last year, noteworthy was the reduction of R$122 million in Fininvest’s expenses with provisions year to year, representing a 43.9% drop. The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans” ratio, which dropped to 2.4% in the first half of 2003, vs. 2.7% in the first half of 2002.

Funding

The following table shows Unibanco’s consolidated funding:

R$ million
Funding Balance	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	37,981	40,257	34,600	-5.7	9.8
Total funds in foreign currency	13,991	16,201	15,282	-13.6	-8.4
Total funds	51,972	56,458	49,882	-7.9	4.2
Assets under management	23,025	19,691	20,056	16.9	14.8
Total funds + assets under management	74,997	76,149	69,938	-1.5	7.2

In June 2003, Unibanco’s overall funding reached R$74,997 million, including R$23,025 million in investment funds and assets under management, down 1.5% in the last 3 months and up 7.2% over the past year. Total local and foreign funding increased by 4.2% year to year, to R$51,972 million, on June 30 2003.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended June 2003 with R$23,025 million in assets, representing a 14.8% growth year to year and 16.9% growth when compared to March 2003 (see also Businesses Highlights – Wealth Management).

The following table shows the local currency funding:

R$ million
Funds in Local Currency	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	37,981	40,257	34,600	-5.7	9.8
Total deposits	22,422	23,445	19,797	-4.4	13.3
Demand deposits	2,459	1,823	1,973	34.9	24.6
Savings deposits	5,170	5,247	4,793	-1.5	7.9
Interbank deposits	53	107	54	-50.5	-1.9
Time deposits	14,740	16,268	12,977	-9.4	13.6
Funds obtained in the open market	4,821	5,028	5,963	-4.1	-19.2
Debentures and mortgage notes	718	728	456	-1.4	57.5
Local onlendings (BNDES funds)	4,909	4,802	4,391	2.2	11.8
Subordinated Debt	248	235	-	5.5	0.0
Tech. provisions for insurance, capitaliz. and pension plans	3,716	3,353	2,565	10.8	44.9
Others	1,147	2,666	1,428	-57.0	-19.7

The following table demonstrates the foreign currency funding:

R$ million
Funds in Foreign Currency	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	13,991	16,201	15,282	-13.6	-8.4
Total deposits	1,556	1,731	1,605	-10.1	-3.1
Demand deposits	675	738	741	-8.5	-8.9
Savings deposits	265	275	157	-3.6	68.8
Interbank deposits	30	34	7	-11.8	328.6
Time deposits	586	684	700	-14.3	-16.3
Funds obtained in the open market	498	853	870	-41.6	-42.8
Local onlendings (BNDES funds)	293	364	338	-19.5	-13.3
Foreign onlendings	265	234	-	13.2	0.0
Finance lines for exports and imports	3,255	3,773	3,821	-13.7	-14.8
Eurobonds and commercial paper	3,742	4,006	3,504	-6.6	6.8
Subordinated Debt	575	682	578	-15.7	-0.5
Securitization	1,772	1,341	1,138	32.1	55.7
Other	2,035	3,217	3,428	-36.7	-40.6

Funding in foreign currencies posted a drop of 13.6% and 8.4% in the quarter and year to year, respectively, totaling R$13,991 million at the end of June 2003, mainly due to the appreciation of the real during the period.

Until July 2003, Unibanco raised approximately US$ 1 billion in funding through eight issuance of Eurobonds and one securitization transaction. Such funds raising presented decreasing costs and longer duration over the period, as shown on the table below:

Date	Issue Amount (million)	Term	Maturity	Coupon	Return
Jan/03	US$ 100	1 year	Jan/04	6.875%	7,000% p.y.
Feb/03	€ 50	6 months	Jul/03	6.750%	6,785% p.y.
Feb/03	US$ 100	9 months	Nov/03	6.000%	6,080% p.y.
Mar/03	US$ 125	6 months	Sep/03	5.000%	5,125% p.y.
Apr/03	US$ 100	1 year	Apr/04	5.250%	5,250% p.y.
May/03	US$ 75	18 months	Nov/04	5.625%	5,800% p.y.
May/03	€ 75	1 year	May/04	5.375%	4,570% p.y.
Jul/03	US$ 125	18 months	Jan/05	4.000%	4,000% p.y.

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million.The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Serie 2003-2 Notes with quarterly payments at 6.15% per annum.

On May 19, Unibanco signed the last US$ 25 million portion (with an one-year term) of a loan designed to finance exports of Brazilian companies. The funds are part of a larger, US$ 300 million operation, coordinated by the IFC (International Finance Corporation). This loan was obtained at an interest rate of Libor plus 2.25% per annum.

Tax Credits

The balance of tax credits totaled R$2,546 million in June 2003, compared to R$2,652 in March 2003, representing a decrease of 4.0% in the quarter and 9.9% year to year. In order to accelerate the recovery of tax credits, Banco Bandeirantes incorporated Banco Credibanco-Cartão Unibanco operations on April 30, 2003. In the same day, it was renamed to Unicard – Banco Múltiplo S.A.

Capital Adequacy Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 months
BIS Ratio at the beginning of the period	16.2	13.4
Changes in risk weighted assets	0.4	0.3
Changes in credit swap risk	0.0	0.1
Changes in market risk
Net foreign exchange exposure	-	1.1
Interest rates	-0.1	0.1
Stockholders' equity growth	0.2	1.7
BIS Ratio on June 30, 2003	16.7	16.7

The BIS ratio stood at 16.7%, well above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the breakdown between Tier I and Tier II capital in June 2003.

	Reference Equity (R$ Million)	BIS ratio (%)
Tier I	7,022	15.0
Tier II	803	1.7

Total	7,825	16.7

Performance Overview

Results

Operating income for the first half of 2003 stood at R$1,023 million, up 45.7% when compared to the same period last year. The main drivers of this growth were a 10.9% increase in service revenues, a moderate 5.0% nominal growth in expenses, a reduction in expense with provision for loan losses of 32.3% and the hedging strategy for investments abroad.

Both revenues and expenses from financial intermediation were mostly affected by the foreign exchange rate fluctuation in the period. Financial margin after provisions was R$1,274 million in the second quarter of 2003, 32.4% growth compared to the second quarter of 2002, due mainly to a drop in provisions for loan losses of 32.6% (see Provisions for Loan Losses). The average spreads from the Retail and Wholesale portfolios posted a slight increase in the second quarter of 2003 compared to the first quarter of 2003. The net adjusted financial margin, considering the net impact on investments abroad, stood at 10.8% in the second quarter of 2003, as demonstrated in the following table:

R$ million
Financial Margin	2Q03	1Q03	2Q02	1S03	1S02
Revenue from financial intermediation	2,083	2,845	3,998	4,928	6,612
Expenses on financial intermediation	(396)	(1,412)	(2,423)	(1,808)	(3,546)
Financial margin (before provision for loan losses)	1,687	1,433	1,575	3,120	3,066
Provision for loan losses	413	284	613	697	1,030
Financial margin (after provision for loan losses)	1,274	1,149	962	2,423	2,036

Net Financial Margin (%)	10.8	8.5	11.4	9.5	11.3

Investments abroad totaled R$2.7 billion and R$3.3 billion at the end of June 2003 and March 2003, respectively. During the course of the second quarter of 2003, these investments were 100% hedged, neutralizing the foreign exchange rate fluctuation during the first half of the year. Income tax expenses and social contribution are affected by the non-deductibility of the exchange rate fluctuation in the first half of 2003, as shown below:

R$ million
Impact on Investments Abroad	2Q03	1Q03	2Q02	1S03	1S02
Exchange rate fluctuation on investments abroad	(442)	(200)	511	(642)	513
Hedge on investments abroad	470	135	(283)	605	(257)
Net impact before income tax	28	(65)	228	(37)	256

Tax effects	(150)	(68)	174	(218)	175

Net impact after income tax	(122)	(133)	402	(255)	431

During the first half of 2003, a total of approximately US$242 million in foreign investments, was remitted to Brazil in the form of dividends or as a capital reduction, as shown below:

  US$100 million, in January 2003;

  US$138 million, in May 2003;

  US$4 million, in June 2003.

Total investments abroad amounted to US$1 billion in June 2003, due to profits from the branches abroad during the first half of the year. In July 2003, additional US$53 million were remitted in the form of dividends.

The following table shows the balance of assets and liabilities in foreign and local currencies:

R$ million
	June, 30, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	7,117	2,010	9,127
Marketable securities	7,916	8,410	16,326
Trading	3,778	1,804	5,582
Available for sale	3,719	1,332	5,051
Held to maturity	17	5,166	5,183
Derivative financial instruments	402	108	510
Interbank accounts	4,831	144	4,975
Net loans	18,955	5,471	24,426
Loans	20,172	5,735	25,907
Allowances for loan losses	(1,217)	(264)	(1,481)
Other assets	10,137	1,100	11,237
Total assets	48,956	17,135	66,091

Deposits	22,422	1,556	23,978
Securities sold under repurchase agreements (open market)	4,821	498	5,319
Resources from securities issued	718	3,742	4,460
Interbank accounts	802	40	842
Borrowings and onlending	5,108	4,824	9,932
Financial derivative instruments	193	4	197
Other liabilities	10,163	3,599	13,762
Minority interest	754	-	754
Stockholders' equity	6,847	-	6,847
Total liabilities	51,828	14,263	66,091

Off-balance sheet Notional values, net	1,647	(1,385)	262
Operations to mature (with no exposure risk), foreign strategic shareholders and others		(1,491)

Net exposure - BIS ratio		(4)

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	2Q03	1Q03	2Q02	1S03	1S02
Banking fees and other fees and commissions	391	348	317	739	608
Credit Cards	246	238	257	484	507
Unicard / Fininvest	123	123	122	246	240
Credicard	123	115	135	238	267
Assets under management(1)	75	71	62	146	119
Total fees from services rendered	712	657	636	1,369	1,234
(1) Reclassification in the 1Q03 of R$11 million

In the second quarter of 2003 total fees amounted to R$712 million, an increase of 8.4% and 11.9% quarter to quarter and year to year, respectively.

The second quarter of 2003 banking fees of R$391 million grew by 23.3% over the second quarter of 2002. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate and a larger number of products per client, as well as several Mergers and Acquisitions transactions arranged by Unibanco during this quarter.

Fee revenues from the credit card business reached R$246 million in the second quarter of 2003, up 3.4% over the first quarter of 2003, mainly because of volume increase in Redecard’s total billings. The first half of 2003 fee income posted a drop of 4.5% year to year, primarily as a result of the transfering of portfolio from a Credicard affiliate in the last quarter of 2002.

Fee revenues from assets under management grew from R$71 million in the first quarter of 2003 to R$75 million in the second quarter of 2003, representing a 5.6% increase quarter to quarter. In April 2003, Unibanco started to provide administration services for a major asset manager of an important private pension fund. (see Main Businesses – Wealth Management).

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 61.0% in the second quarter of 2002 to 64.8% in the second quarter of 2003.

Personnel and Administrative Expenses

Managing cost in an efficient way has been a positive aspect at Unibanco. There are formal Investments, Projects and Cost Monitoring committees which help outline an environment of cost control. As a result, expenses have evolved at rates below inflation.

The first half of 2003 total personnel and administrative expenses increased R$103 million (5.0%) vs. the first half of 2002. In the second quarter of 2003, total personnel and administrative expenses presented a growth of R$36 million (3.4%) vs. the previous quarter.

The first half of 2003 personnel expenses increased by R$20 million (2.5%) when compared to the same period last year. As per the second quarter of 2003, expenses posted a growth of R$21 million (5.3%) over the first quarter of 2003.

The first half of 2003 administrative expenses rose by R$83 million (6.6%) related to the previous year. In the quarter, expenses grew by R$15 million (2.3%).

Businesses Highlights

Retail Bank

The ContAtiva (“Active Account”) program achieved its target of 1.8 million new bank accounts in February 2003, nine months ahead of the original schedule. The success of the program led to the introduction, also in February 2003, of the ContAtiva 2, which goal is to add 3.6 million customers over 5 years, in line with Unibanco’s strategic objective of permanent client base growth.

346,000 new accounts were opened in the first half of 2003. The mix of clients improved because the most profitable segments (UniClass Empresas, UniClass Pessoa Física and Empresas Exclusivo) had a larger share of this growth.

Current-account holders of 4.1 million, plus investors in savings accounts, and retirees reached 5.8 million clients under the Unibanco brand by the end of the first half of 2003. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), the total client base of Unibanco Group reached 12.9 million. The average number of products per client stood at 5.7, above the 5.3 figure of June 2002.

Client Base

In million

13.1
13.2
12.4
12.9
7.7
1.1
2.9
3.9
5.2
1.1
3.0
3.5
5.6
0.9
2.5
3.3
5.7
1.1
2.5
3.5
5.8
3.0
0.7
4.0
3.7
BANDEIRANTES
UNIBANCO
FININVEST
PONTOFRIO
LUIZACRED
Dec- 99
Dec-00
Dec-01
Dec-02
Mar-03
Jun-03

Note: Unibanco includes saving account holders and retirees.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 12,809 points of service at the end of June 2003: 799 branches, 424 corporate-site branches, 77 in-store branches (inside supermarkets and stores), 109 Fininvest stores, 8,905 Fininvest points of sales (retailers), 155 LuizaCred stores, 354 InvestCred stores, and 1,986 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

Credit Cards

In the credit card segment, Unibanco operates through its subsidiaries Unicard Banco Múltiplo S.A., Fininvest, as well as through Credicard Group (Credicard, Redecard and Orbitall).

Unicard

In April 2003, Banco Credibanco S.A. was incorporated by Banco Bandeirantes S.A., the latter being renamed Unicard Banco Múltiplo S.A. This company consolidates the credit card operations as well as Credibanco’s operations. Unicard’s posted net income of R$56 million in the second quarter of 2003.

Credicard Group

The Credicard Group – formed by the companies Credicard, Redecard, and Orbitall – posted net income of R$42 million in the second quarter of 2003. Revenues for the group were R$9.2 billion in the second quarter of 2003, up 21% year to year and 7.0% quarter to quarter. The volume of transactions increased by 17.2% in the first half of 2003, and expenses with loan losses decreased by 10.5%, compared to the same period of last year.

Fininvest

Fininvest had a net income of R$23 million for the second quarter of 2003. The change in the product mix and credit policies, implemented in the second quarter of 2002, resulted in a R$70 million reduction of loan losses in the second quarter of 2003 when compared to the second quarter of 2002, representing a 45.2% drop. The company, excluding LuizaCred, ended the second quarter of 2003 with R$1.1 billion in loans (15.4% down from the second quarter of 2002), 3.5 million active customers, and 109 stores in the country’s main markets.

LuizaCred

LuizaCred, Fininvest’s subsidiary, reached a net income of R$4 million in the second quarter of 2003, up 33.3% year to year. Total assets stood at R$257 million, a 51% growth vs. the second quarter of 2002. The volume of financed sales increased by 31% when compared to the second quarter of 2002, reaching R$123 million in the quarter and R$224 million in the first half of 2003.The company ended the first half of the year with 1.1 million active customers and R$236 million in loans, up 51.3% relative to the second quarter of 2002.

InvestCred

Banco InvestCred Unibanco posted net income of R$6.5 million in the second quarter of 2003. At the end of June, the loan portfolio totaled R$558 million and total active customers reached 2.5 million.

Banco Dibens

Banco Dibens posted net income of R$5 million in the second quarter of 2003. The bank ended the period with a R$1.3 billion loan portfolio, up 8.3% year to year, despite an auto market retraction over the period.

Capitalization

The annuity business of Unibanco Capitalização ended the second quarter of 2003 posting sales of R$67 million, up 4% when compared to the same period last year. Net income reached R$73 million for the second quarter of 2003.

Wholesale Bank

The Wholesale Bank currently services approximately 2,600 companies with annual sales over R$40 million, and some 300 domestic and international institutional investors. The coverage structure comprises of sector intelligence, regional offices, and presence in the main international financial centers.

From January to July 2003, Unibanco obtained funding amounting to roughly US$1 billion, through eight Eurobond issues plus one securitization operation. (please refer to Funding section for International funding in the period).

In Fixed Income Distribution, Unibanco Securities launched, at the beginning of the year, Unibanco AutoExec product thereby becoming the only Brazilian bank capable of trading, in real time, Brazilian securities issued abroad. By the end of the first half of the year, electronic trading had accounted for 27% of the total volume traded with clients. The introduction of this product helped Unibanco Securities to expand its operations to countries such as Hong Kong, Israel and Turkey, among others. Trading with clients and counterparts amounted to US$9 billion in both sovereign and corporate securities. This volume reflected a growth of roughly 110% relative to the first half of 2002. Approximately 60% of this amount concerned sovereign debt instruments. The other 40% were related to corporate securities. With respect to Unibanco’s funding in foreign markets, Unibanco Securities was responsible for the primary distribution of slightly more than 70% of the total, including issues in US dollars and Euros.

As one of the major financial agents in the BNDES (Brazilian Development Bank) onlendings segment, Unibanco was placed among the top three banks in the entity ranking for the last years. By the end of the first half of 2003, Unibanco was place third on the general BNDES ranking, and in second place on the ranking of the Export Financing Program – BNDES exim. Currently Unibanco has 15 projects at different stages of analysis at the BNDES, representing around R$250 million in disbursements for the second half of the year.

In terms of Project Finance advisory services, Unibanco was hired by Queiroz Galvão Perfurações S.A. and Coplex Petróleo do Brasil Ltda. to act as financial advisor and leader in the structuring of the Project Coral financing via an IFC US$25 million 5-year term funding. Unibanco was also the coordinating leader in a R$33.6 million 10-year term syndicated loan of BNDES for the Vale do Rosário project (expansion of the co-generation power station) of Cia. Açucareira Vale do Rosário.

In Mergers and Acquisitions, Unibanco advised Klabin in the sale of Riocell to Aracruz for US$610.5 million, the largest M&A transactions carried out in the Brazilian market in the first half of 2003. The bank also took part, in the first half of the year, in two other transactions involving media asset sales.

In Cash Management, some 83,000 customers use Unibanco’s cash management services, such as payment and credit. In the first half of the year, a new product called Compror CTF - Total Fleet Control was introduced in association with CTF Technologies do Brasil, Petrobras and Ipiranga, two fuel distributors. This product is designed for companies in transportation segment that operate with their own fleet throughout the country. At the end of the first half of the year, more than 100 transporters were already using this product.

Insurance and Private Pension Plans

The insurance and private pension funds businesses posted net income of R$57 million in the second quarter of 2003 .the second quarter of 2003’s revenues amounted to R$943 million, 59.6% above the second quarter of 2002 and above market growth in the period. Contributed to this growth the corporate segment’s performance, especially on the property risk coverage and private pension plans. The success of the concessionaires’ program in the retail segment along with the growth in sales of products for individuals in alternative channels, especially VGBL plans, also contributed to this revenues increase.

According to the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), Unibanco’s insurance and pension fund companies ranked 3rd in consolidated terms with a 9.0% market share (May/2003 figures).

According to the latest industry data, released by SUSEP in May, Unibanco AIG Seguros maintained the top position in the coverage of property risks ranking, with premiums of R$268 million, up 23% vs. the second quarter of 2002. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The combined ratio of the insurance companies in the second quarter of 2003 was 97.6% vs. the market projected average of 104%, based on figures from SUSEP up to May 2003. The company has the best combined ratio relative to its main competitors. The same ratio, under a broader concept, which includes the financial revenues (extended combined ratio) reached 88.7% in the second quarter of 2003.

The insurance companies’ technical reserves reached R$809 million at the end of the second quarter of 2003, up 12.2% vs. the second quarter of 2002.

Unibanco AIG Previdência earned R$13 million in net income in the second quarter of 2003, up 62.5% year to year. The second quarter of 2003 gross sales revenues reached R$443 million, up 234% year to year and 50.7% quarter to quarter. Revenue growth is connected to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts. VGBL was launched in September 2002, and had revenues of R$100 million in the second quarter of 2003. Unibanco AIG Previdência ranked second in pension plan sales until June 2003, with 12.8% market share, according to the ANAPP June 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for June 2003, Unibanco AIG Previdência ranked second in terms of accrued sales for the year, with a volume of R$429 million. The company services approximately 566,000 individual customers and 1,060 corporate clients.

In June 2003, technical reserves stood at R$2.7 billion, up 68.8% over the second quarter of 2002.

Wealth Management

Unibanco Asset Management – UAM ended the first half of 2003 with R$23 billion in assets under management, up 25,2% in the semester.

In May, the Fitch Atlantic Ratings risk committee confirmed an AAA rating for UAM, valid for 12 months. This rating is only granted to top quality asset management companies. Standard & Poor’s also confirmed an AMP-1 rating for UAM, the highest in the scale used to evaluate management practices employed by fund managers.

Private Banking business maintained the growth pace of the previous half with total assets under management up 13.7% year to year.

According to ANBID data for May 2003, Unibanco Private Banking market share was 7.6% of total funds and managed portfolios in the segment.

Unibanco Pessoas (Human Resources)

In the first half of 2003, Unibanco hired some 2,100 professionals. The group’s total staff, in June 2003, totaled 26,520 professionals.

Concerning training and development, in the first half of 2003, R$6.5 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Technology and Internet

The first half of 2003 investments in technology and system infrastructure totaled some R$55.2 million. The major investments were in mainframe hardware (R$13.5 million), infrastructure (R$6.2 million), and management information systems – MIS (R$5.5 million).

Unibanco’s Internet Banking user base continued to expand and reached 1.1 million people in June 2003, 43% above the number of June 2002 (774,000). The number of transactions reached 47 million in the first half of 2003, 52% above the number attained in the same period of last year. The Internet Banking service for companies, launched in 2002, has more than 100,000 customers, including previous clients of Micro 30 Horas (30-Hour PC) service and new customers.

Corporate Governance

Unibanco is listed in the São Paulo Stock Exchange (BOVESPA) since 1968. The Units – which each represent one Unibanco preferred share and one Unibanco Holdings class B preferred share – are listed since 1997. In the BOVESPA, Unibanco’s and Unibanco Holdings’shares (UBBR3, UBBR4 and UBBR11) traded financial volume was R$ 285 million in the first half of 2003. In the New York Stock Exchange (NYSE), Unibanco’s and Unibanco Holdings’ Global Depositary Shares - GDS traded financial volume was US$ 821 million. The GDS (500 Units) program is maintained since 1997.

Repurchase Program

In May, Unibanco and Unibanco Holdings concluded their repurchase program launched in February 13, 2003. After a three-month period, 228,000,000 Unibanco’s preferred shares, 167,225,000 Units, and 372,900 GDSs were purchased, at an average cost of R$40.91 for each preferred share, R$98.91 per Unit, and US$13.77 per GDS. The volume repurchased, of approximately R$43 million, represents around 20% of the authorized limit in the repurchase program.

Conversion Offer, Exchange Offer and Global Offer

At the Unibanco Holdings extraordinary shareholders’ meeting held on April 28, 2003, permission was granted to convert class “A”preferred shares into class “B” preferred shares. The ratio of conversion will be one class “B” preferred share for every class “A”preferred share, at the discretion of Commerzbank Aktiengesellschaft, the only stockholder that owns class “A” preferred shares.

On July 10, as the “Company Announcement” published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class “B” preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class “B” share. Units have greater liquidity than Unibanco’s preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class “B” preferred shares, respectively.

Mizuho Corporate Bank, Ltd. and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares – GDS, owned by these shareholders.

On August 4 and 8, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

CVM (Brazilian Securities Commission) Instruction 381

In order to ensure the independence of its auditors, Unibanco Holdings’s and Unibanco’s policy is not took on services other than auditing agreement in an amount higher than 5% of the total cost of external audit. In addition, we inform that during the six-months period ended June 30, 2003 and 2002 we have only took on services from ours auditors those related with audit.

Social Responsibility

The Unibanco Institute, created in 1982, to coordinate a wide range of social initiatives sponsored by the bank, has been reconfigured last year, to concentrate its efforts on education. The renewed goal is to pursue projects related to preparing the youth, not only for the job market but also for a more pro-active citizenship role in society. Just as the Moreira Salles Institute became a benchmark in cultural promotion, Unibanco Institute seeks recognition with educational projects as a primary source of transformation.

One of Unibanco’s Institutes programs is Unibanco Ecologia (Unibanco Ecology). Since its beginning 12 years ago, it has helped more than 130 municipalities in Brazil. The program is centered on environment conservation education. Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field and implementing plant nurseries training centers are examples of the type of initiative implemented by Unibanco Ecologia.

During the first half of 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on cinema, photography, literature, fine arts and Brazilian music. Twenty-six exhibits were held in its facilities, which include four cultural centers and two galleries, in addition to technical reserves of music and photography. Twenty-one of these exhibitions were recently launched, and the other 5 are already part of Unibanco’s integrated circuit. Jointly, they drew roughly 70 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 1.6 million people. Moreover, the Moreira Salles Institute expanded its musical collection by acquiring the collection of the journalist and producer Walter Silva, consisting of 162 magnetic tapes totaling some 700 hours of recordings. Additionally, 30 publications were edited, such as catalogs, folders, bulletins, monthly programs and others.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÙBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - JUNE 30, 2003	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)

01	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	33,700,394/0001-40	LISTED SUBSIDIARY COMPANY	60.35	99.97
FINANCIAL INSTITUTION		83,054,634		83,168,959

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – JUNE 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

The following informations were elaborated as from June 30, 2003.

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect:

	Shareholders’	Common shares/quotas		Preferred shares
		Total
Shareholders	Nationality
		Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,578	66.72	224,342,079	0.48	25,002,152,657	29.65
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	10.00	6,758,000,000	14.32	10,471,843,587	12.42
- Commerzbank Aktiengesellschaft	German	3,335,935,602	8.98	6,315,541,338	13.38	9,651,476,940	11.44
- Mizuho Corporate Bank Ltd.	Japanese	2,287,912,752	6.16	-	-	2,287,912,752	2.71
- Ações em tesouraria		-	-	1,275,842,318	2.70	1,275,842,318	1.52
- Outros		3,022,933,354	8.14	32,618,314,688	69.12	35,641,248,042	42.26
Total		37,138,435,873	100.00	47,192,040.423	100.00	84,330,476,296	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.52	91,506,010	3.12	13,877,234,616	72.83
- Fernando Roberto Moreira Salles	Brazilian	-	-	194,725,893	6.64	194,725,893	1.02
- Walther Moreira Salles Júnior	Brazilian	778,903,572	4.83	-	-	778,903,572	4.09
- Pedro Moreira Salles	Brazilian	778,903,572	4.83	1	-	778,903,573	4.09
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Ações em tesouraria		194,725,893	1.20	286,527,861	9.77	481,253,754	2.52
- Outros		-	-	2,360,029,851	80.47	2,360,029,851	12.38
Total		16,122,439,322	100.00	2,932,789,616	100.00	19,055,228,938	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) The characteristics and the quantity of securities issued by Unibanco Holdings S.A. that are direct or indirect held by the majority shareholder, (E.Johnston Representação e Participações S.A.) the Directors and the Executive Officers:

	Quantity of shares/units/gds

	Investments in Unibanco Holdings		Preferred (UBB) + Preferred Class”B” (Holdings)
	ON	PN	UNITS	GDS
Controller	24,777,810,578	-	224,342,079	-

Councils	15	-	77,229,695	-

Diretors	-	-	33,333	-

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Officers, in relation to the respects securities, immediately to the previous 12 months:

	June 30, 2002	June 30, 2003

CONTROLLER SHAREHOLDES
Common	24,777,810,577	24,777,810,578
UNITS – Preferred (UBB) + Preferred B (HOLDINGS)	133,447,680	224,342,079

COUNCILS
Common	17	15
UNITS - Preferred (UBB) + Preferred B (HOLDINGS)	119,029,695	77,229,695

DIRETORS
Preferred	-	-
UNITS - Preferred (UBB) + Preferred B (HOLDINGS)	-	33,333

(d) Quantity of outstanding shares and its percentages related to the issues total shares.

ON	%	PNA	%	PNB	%	Total	%
12,360,625,295	33.28	3,843,541,338	100.00	41,848,314,688	96.54	58,052,481,321	68.84

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 20, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director